SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DREYER’S GRAND ICE CREAM HOLDINGS, INC.

(Name of Issuer)

Class A Callable Puttable Common Stock, par value $0.01 per share

(Title of Class of Securities)

261877104

(CUSIP Number)

DECEMBER 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 919,498
	6	SHARED VOTING POWER 511,700
	7	SOLE DISPOSITIVE POWER 919,498
	8	SHARED DISPOSITIVE POWER 511,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,198
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 pages

                 This Amendment No. 1 to Schedule 13G amends and supplements the statement on Schedule 13G previously filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch with the Securities and Exchange Commission.

Item 1(a)	Name of Issuer: Dreyer’s Grand Ice Cream Holdings, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5929 College Avenue Oakland, California 94618
Item 2(a)	Name of Person Filing:

                  This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                  The addresses of the reporting persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	c/o TowerView LLC 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021
Item 2(c)	Citizenship:

                  Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is a United States citizen.

Item 2(d)	Title of Class of Securities:

                  Class A Callable Puttable Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

                  261877104

Page 6 of 11 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J);
Item 4.	Ownership.

                Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

                Set forth in the table below is the aggregate number of shares of Common Stock, including shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock, owned as of February 4, 2004 by each of the following persons and entities, together with the percentage of the outstanding shares of Common Stock owned by each such person or entity assuming exercise by such person or entity but not by any other person or entity of the options owned by such person or entity, and by all of such persons and entities as a group.

Page 7 of 11 pages

Name	Number of Shares	Percent of Class Outstanding (1)
Andrew H. Tisch (2)	328,200	1.1%
Daniel R. Tisch (2)	328,200	1.1%
James S. Tisch (2)	328,200	1.1%
Thomas J. Tisch (2)	328,200	1.1%
TowerView LLC (3)	919,498	3.1%
Damial Foundation Inc.(4)	58,500.2%
Tisch Foundation(5)	125,000.4%
Total	2,415,798	8.2%
(1)

The percentages set forth in the table above are based on 29,007,629 shares of Common Stock outstanding at November 11, 2003, as reported in the Form 10-Q of the Issuer for the quarter ended September 30, 2003.

(2)	Includes shares held by a trust in which the Reporting Person is the trustee or beneficiary and has voting or investment control.

(3)

By virtue of his status as manager of TowerView LLC, Daniel R. Tisch may be deemed to have power to vote or direct the vote of securities owned by TowerView LLC, and power to dispose or direct the disposition of securities owned by TowerView LLC.

(4)

Daniel R. Tisch may be deemed to be the beneficial owner of securities owned by Damial Foundation, a Delaware not-for-profit corporation, and to have power to vote or direct the vote of securities owned by Damial Foundation, and power to dispose or direct the disposition of securities owned by Damial Foundation.

(5)

By virtue of their status as managers of the Tisch Foundation, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by the Tisch Foundation and shared power to vote or direct the vote of securities owned by the Tisch Foundation, and power to dispose or direct the disposition of securities owned by the Tisch Foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].  N/A

Page 8 of 11 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                N/A

Item 8.	Identification and Classification of Members of the Group.

                N/A

Item 9.	Notice of Dissolution of Group.

                N/A

Item 10.	Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 5, 2004
/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James J. Tisch

James J. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 11 pages

AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Class A Callable Puttable Common Stock, par value $0.01 per share, of Dreyer’s Grand Ice Cream Holdings, Inc., is being filed with the Securities and Exchange Commission on behalf of each of them.

February 5, 2004
/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James J. Tisch

James J. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 11 of 11 pages